SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

27 February 2007

Australia and New Zealand Banking Group Limited

ACN 005 357 522

(Translation of registrant’s name into English)

Level 6, 100 Queen Street Melbourne Victoria 3000 Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F : ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No : ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Form 6-K may contain certain forward-looking statements, including statements regarding (i) economic and financial forecasts, (ii) anticipated implementation of certain control systems and programs, (iii) the expected outcomes of legal proceedings and (iv) strategic priorities.  Such forward- looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control and which may cause actual results to differ materially from those expressed in the forward-looking statement contained in these forward- looking statements.  For example, these forward-looking statements may be affected by movements in exchange rates and interest rates, general economic conditions, our ability to acquire or develop necessary technology, our ability to attract and retain qualified personnel, government regulation, the competitive environment and political and regulatory policies.

There can be no assurance that actual outcomes will not differ materially from the forward-looking statements contained in the Form 6-K.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Australia and New Zealand
Banking Group Limited

(Registrant)

By:-	/s/ John Priestley
Company Secretary
(Signature)*

Date 27 February 2007

* Print the name and title of the signing officer under his signature.

ANZ National Bank Limited	Ground Floor
1-9 Victoria Street
P O Box 540, Wellington
New Zealand
Phone: 64 4 463 9400
Media Release	Fax: 64 4 494 4290

For Release: 27 February 2007

ANZ National performs well in first three months

ANZ National Bank today announced a profit of $350m for the three months ended 31 December 2006, up 28% on the December 2005 result. The headline result was boosted by a number of significant items including the sale of the FleetPartners business.

December 2006 Three Month Performance Summary

•                  Net Profit After Tax of $350 million, a 28% increase over the December 2005 quarter ($274 million).

•                  Underlying Profit Before Provisions (“PBP”) of $423 million, an 8% increase over the December 2005 quarter ($390 million). Refer Appendix for an outline of the “Underlying” calculations.

•                  Good underlying revenue growth of 8% on December 2005 quarter. Underlying cost-to-income ratio improved to 44.2% compared to 44.6% in the December 2005 quarter.

•                  Net loans and advances increased by $8.6 billion or 12% on December 2005. Total customer deposits increased by $5.9 billion or 12% on December 2005.

The result was driven by good revenue growth, with headline revenue up 4% and underlying revenue up 8% on the December 2005 period. Underlying net interest income increased by 12%, with strong lending and deposit growth across most businesses being partly offset by the impact of a competitive market. Underlying other operating income fell by 3% reflecting the above average Markets performance in December 2005. Fees and other income increased by 5%.

Headline costs were 1% lower in the period, with the impact of reduced integration activity ($26m), offsetting increases in personnel costs. Underlying costs of $335 million were up 7% (refer Appendix) due to annual salary increases, rental increases and timing of advertising and project costs. With the good revenue growth, the underlying cost to income ratio improved from 44.6% for December 2005 to 44.2% for December 2006.

The provisioning charge was $25m, an increase of $24m on the December 2005 period. The Individual Provision charge increased by just $4m whilst the Collective Provision charge increased by $20m.  The increase in the Collective Provision charge reflected both volume growth over the year and the impact of a reassessment of the retail portfolio risk profile in the December 2005 period.

ANZ National Bank maintained strong balance sheet growth with net loans and advances increasing by $8.6 billion or 12% over December 2005, to $79.6 billion.

Mortgages grew by $5.3 billion since December 2005 to $44.9 billion, an increase of 13%.  Customer deposits grew by $5.9 billion since December 2005 to $53.4 billion, an increase of 12%.

Commenting on the result, ANZ National Bank Chief Executive Officer Graham Hodges said. “We are continuing to deliver good revenue and profit growth in a very competitive market environment, as well as reinvesting in our business.

“In the last twelve months all of our businesses have focused on our customer propositions in order to retain and attract new customers.  This is being recognised by our customers, with ANZ Retail Banking’s customer satisfaction at the highest level for many years and The National Bank maintaining its already strong customer satisfaction levels.

“In addition, we are working closely with communities across New Zealand in areas such as financial literacy and staff volunteering programmes,” Mr Hodges said.

For media enquiries contact:	For analyst enquiries contact:

Craig Howie	Stephen Higgins
Senior Manager, Corporate Affairs	Head of Investor Relations
Tel: +64 4 802 2000	Tel: +61-3-9273 4185 or +61-417-379 170
Email: craig.howie@anz.com	Email: higgins@anz.com

APPENDIX – KEY CALCULATIONS OF UNDERLYING RESULT(1)

	3 MTH	3 MTH
	DEC 06	DEC 05
	$m	$m
Net operating income
Headline net operating income	763	737
Adjusted for: Discontinued business	—	(1)
Mark to market of hedges	(5)	(17)
Lloyds receipt	—	(15)

Underlying net operating income	758	704

Operating expenses
Headline operating expenses	335	340
Adjusted for: Integration costs	—	(26)

Underlying operating expenses	335	314

Underlying profit before provisioning	423	390

Provision for credit impairment	25	1

Profit after income tax
Headline profit after income tax	350	274
Adjusted for: Integration costs (post tax)	—	17
Discontinued business	—	(4)
Gain on sale of FleetPartners(2)	(79)	—
Mark to market of hedges	(3)	(11)
Lloyds receipt	—	(15)

Underlying profit after income tax	268	261

(1) Significant items excluded in the calculation of underlying profit are: integration costs, the run-off of discontinued structured finance transactions, discontinued Truck Leasing Limited operations, the $79 million post-tax gain from the sale of FleetPartners, mark to market of hedges income, and the $15 million post tax receipt from Lloyds TSB Group plc relating to an adjustment to the purchase price for The National Bank of New Zealand Limited Group (‘Lloyds receipt’).

(2) The gain on sale of FleetPartners includes the recognition of certain previously unrecognised tax balances.

ANZ NATIONAL BANK LIMI TED GROUP

General Short Form

Disclosure Statement

for the three months ended 31 December 2006

Number 44 Issued February 2007

ANZ National Bank Limited

ANZ NATIONAL BANK LIMITED AND SUBSIDIARY COMPANIES

GENERAL SHORT FORM DISCLOSURE STATEMENT for the three months ended 31 December 2006

Contents

General Disclosures

Short Form Financial Statements

Conditions of Registration

Credit Rating Information

Directors’ Statement

Independent Review Report

ANZ NATIONAL BANK LIMITED AND SUBSIDIARY COMPANIES 2

GENERAL DISCLOSURES

This Short Form Disclosure Statement has been issued in accordance with the Registered Bank Disclosure Statement (Off-Quarter – New Zealand Incorporated Registered Banks) Order 2005 (‘the Order’).

In this Short Form Disclosure Statement unless the context otherwise requires:

a) “Banking Group” means ANZ National Bank Limited and all its subsidiaries; and

b) any term or expression which is defined in, or in the manner prescribed by, the Registered Bank Disclosure Statement (Off-Quarter – New Zealand Incorporated Registered Banks) Order 2005 shall have the meaning given in or prescribed by that Order.

General Matters

The full name of the registered bank is ANZ National Bank Limited (‘the Bank’) and its address for service is Level 14, ANZ Tower, 215-229 Lambton Quay, Wellington, New Zealand.

The Bank was incorporated under the Companies Act 1955 by virtue of the ANZ Banking Group (New Zealand) Act 1979 on 23 October 1979, and was reregistered under the Companies Act 1993 on 13 June 1997.

The immediate parent company of the Bank is ANZ Holdings (New Zealand) Limited (incorporated in New Zealand). The immediate parent company is owned by ANZ Funds Pty Limited (incorporated in Australia).

The Ultimate Parent Bank is Australia and New Zealand Banking Group Limited, which is incorporated in Australia, and its address for service is 100 Queen Street, Melbourne, Australia.

The Bank is wholly owned by its immediate parent company and ultimately the Ultimate Parent Bank. The immediate parent company has the power under the Bank’s Constitution to appoint any person as a Director of the Bank either to fill a casual vacancy or as an additional Director or to remove any person from the office of Director, from time to time by giving written notice to the Bank. The Reserve Bank of New Zealand must approve all appointments of Directors.

Material Financial Support

In accordance with the requirements issued by the Australian Prudential Regulatory Authority pursuant to the Prudential Standards, Australia and New Zealand Banking Group Limited, as the Ultimate Parent Bank, may not provide material financial support to the Bank contrary to the following:

•                                          the Ultimate Parent Bank should not undertake any third party dealings with the prime purpose of supporting the business of the Bank;

•                                          the Ultimate Parent Bank should not hold unlimited exposures (should be limited as to specified time and amount) in the Bank (e.g. not provide a general guarantee covering any of the Bank’s obligations);

•                                          the Ultimate Parent Bank should not enter into cross default clauses whereby a default by the Bank on an obligation (whether financial or otherwise) is deemed to trigger a default of the Ultimate Parent Bank in its obligations;

•                                          the Board of the Ultimate Parent Bank in determining limits on acceptable levels of exposure to the Bank should have regard to:

•                                         the level of exposure that would be approved to third parties of broadly equivalent credit status. In this regard, prior consultation (and in cases approval) is required before entering exceptionally large exposures; and

•                                         the impact on the Ultimate Parent Bank’s capital and liquidity position and its ability to continue operating in the event of a failure by the Bank.

•                                          the level of exposure to the Bank not exceeding:

•                                         50% on an individual exposure basis; and

•                                         150% in aggregate (being exposures to all similar regulated entities related to the Ultimate Parent Bank) of the Ultimate Parent Bank’s capital base.

Additionally, the Ultimate Parent Bank may not provide material financial support in breach of the Australian Banking Act (1959). This requires the Australian Prudential Regulatory Authority to exercise its powers and functions for the protection of a bank’s depositors and in the event of a bank becoming unable to meet its obligations or suspending payment the assets of the bank in Australia shall be available to meet that bank’s deposit liabilities in Australia in priority to all other liabilities of the bank.

The Ultimate Parent Bank has not provided material financial support to the Bank contrary to any of the above requirements.

Guarantors

The material obligations of the Bank are not guaranteed.

Directorate

There have been no changes in the Bank’s Board of Directors since the authorisation date of the previous Disclosure Statement on 1 November 2006.

ANZ NATIONAL BANK LIMITED AND SUBSIDIARY COMPANIES 3

INCOME STATEMENT for the three months ended 31 December 2006

		Consolidated
		Unaudited	Unaudited	Audited
		3 months to	3 months to	Year to
	Note	31/12/2006	31/12/2005	30/09/2006
		$m	$m	$m
Continuing operations
Interest income		1,961	1,733	7,206
Interest expense		1,394	1,213	5,077

Net interest income		567	520	2,129

Net trading gains		40	54	159
Other operating income		151	158	621
Share of profit of equity accounted associates and jointly controlled entities		5	5	22

Net operating income		763	737	2,931

Operating expenses		335	340	1,323

Profit before provision for credit impairment and income tax		428	397	1,608

Provision for credit impairment	11	25	1	18

Profit before income tax		403	396	1,590

Income tax expense	3	132	124	523

Profit after income tax from continuing operations		271	272	1,067

Discontinued operation
Profit from discontinued operations (net of income tax)	7	79	2	5

Profit after income tax		350	274	1,072

The notes on pages 7 to 30 form part of and should be read in conjunction with these financial statements.

ANZ NATIONAL BANK LIMITED AND SUBSIDIARY COMPANIES

STATEMENT OF RECOGNISED INCOME AND EXPENSES for the three months ended 31 December 2006

		Consolidated
		Unaudited	Unaudited	Audited
		3 months to	3 months to	Year to
	Note	31/12/2006	31/12/2005	30/09/2006
		$m	$m	$m
Available-for-sale revaluation reserve:
Valuation gain taken to equity		—	1	3

Cash flow hedges:
Valuation gain (loss) taken to equity		11	(17)	18

Actuarial loss on defined benefit schemes		—	—	(2)

Income tax on items recognised directly in equity		(4)	6	(5)

Net income (expense) recognised directly in equity	17	7	(10)	14

Profit after income tax		350	274	1,072

Total recognised income and expenses for the period		357	264	1,086

ANZ NATIONAL BANK LIMITED AND SUBSIDIARY COMPANIES

BALANCE SHEET as at 31 December 2006

		Consolidated
		Unaudited	Unaudited	Audited
	Note	31/12/2006	31/12/2005	30/09/2006
		$m	$m	$m

Assets
Liquid assets	4	6,538	1,852	2,698
Due from other financial institutions	5	4,992	5,624	5,617
Trading securities	6	1,759	751	1,596
Held for sale assets	7	—	—	538
Derivative financial instruments		2,795	1,490	2,020
Available-for-sale assets	8	123	1,250	359
Net loans and advances	9, 10, 11	79,550	70,940	78,063
Shares in associates and jointly controlled entities		183	167	177
Current tax assets		–	4	114
Other assets		782	623	982
Deferred tax assets		364	350	332
Premises and equipment		230	733	240
Goodwill and other intangible assets		3,292	3,281	3,288

Total assets		100,608	87,065	96,024

Liabilities
Due to other financial institutions	12	5,505	2,747	3,987
Deposits and other borrowings	13	64,243	58,638	63,176
Derivative financial instruments		2,830	1,583	1,997
Payables and other liabilities		1,192	1,513	1,240
Held for sale liabilities	7	—	—	53
Current tax liabilities		4	—	—
Deferred tax liabilities		228	169	210
Provisions		149	147	135
Bonds and notes	14	13,321	9,857	12,468
Related party funding		2,763	2,643	2,720
Loan capital	15	1,783	1,457	1,805

Total liabilities		92,018	78,754	87,791

Net assets		8,590	8,311	8,233

Equity
Ordinary share capital	16	5,943	5,943	5,943
Reserves	17	62	30	55
Retained profits	17	2,585	2,338	2,235

Total equity		8,590	8,311	8,233

The notes on pages 7 to 30 form part of and should be read in conjunction with these financial statements.

ANZ NATIONAL BANK LIMITED AND SUBSIDIARY COMPANIES

CASH FLOW STATEMENT for the three months ended 31 December 2006

		Consolidated
		Unaudited	Unaudited	Audited
		3 months to	3 months to	Year to
	Note	31/12/2006	31/12/2005	30/09/2006
		$m	$m	$m

Cash flows from operating activities
Interest received		1,979	1,571	6,716
Dividends received		—	—	1
Fees and other income received		210	254	953
Interest paid		(1,234)	(1,100)	(4,669)
Operating expenses paid		(339)	(330)	(1,276)
Income taxes paid		(32)	(23)	(466)

Cash flows from operating profits before changes in operating assets and liabilities		584	372	1,259

Net changes in operating assets and liabilities:
Decrease (increase) in due from other financial institutions – term		552	(195)	(128)
(Increase) decrease in trading securities		(117)	161	(576)
(Increase) decrease in derivative financial instruments		(723)	(277)	321
Decrease in available-for-sale assets		239	102	957
Increase in loans and advances		(1,640)	(1,388)	(8,550)
Decrease in other assets		222	440	117
Increase (decrease) in due to other financial institutions – term		329	(1,519)	(386)
Increase (decrease) in deposits and other borrowings		979	(1,395)	2,883
Decrease in payables and other liabilities		(110)	(72)	(375)

Net cash flows provided by (used in) operating activities	25	315	(3,771)	(4,478)

Cash flows from investing activities
Proceeds from sale of shares in associates and jointly controlled entities		—	—	12
Proceeds related to sale of controlled entities	7	595	—	—
Proceeds from sale of premises and equipment		9	15	87
Purchase of shares in subsidiary companies		—	—	(5)
Purchase of shares in associates and jointly controlled entities		—	(4)	(7)
Purchase of intangible assets		(6)	—	(10)
Purchase of premises and equipment		(13)	(63)	(228)

Net cash flows provided by (used in) investing activities		585	(52)	(151)

Cash flows from financing activities
Proceeds from bonds and notes		1,725	3,718	6,337
Redemptions of bonds and notes		(108)	—	(663)
Proceeds from loan capital		—	—	400
Redemptions of loan capital		(5)	—	(100)
Increase (decrease) in related party funding		43	(7)	70
Dividends paid		—	—	(900)

Net cash flows provided by financing activities		1,655	3,711	5,144

Net cash flows provided by (used in) operating activities		315	(3,771)	(4,478)
Net cash flows provided by (used in) investing activities		585	(52)	(151)
Net cash flows provided by financing activities		1,655	3,711	5,144

Net increase (decrease) in cash and cash equivalents		2,555	(112)	515
Cash and cash equivalents at beginning of the period		2,728	3,242	2,213

Cash and cash equivalents at end of the period		5,283	3,130	2,728

Reconciliation of cash and cash equivalents to the balance sheet
Liquid assets		6,538	1,852	2,698
Due from other financial institutions – less than 90 days		3,902	3,282	3,998
Due to other financial institutions – less than 90 days		(5,157)	(2,004)	(3,968)

Total cash and cash equivalents		5,283	3,130	2,728

The notes on pages 7 to 30 form part of and should be read in conjunction with these financial statements.

ANZ NATIONAL BANK LIMITED AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS

1.           ACCOUNTING POLICIES

(i)    Basis of preparation
These financial statements have been prepared in accordance with the NZ IAS 34 Interim Financial Reporting and the Registered Bank Disclosure Statement (Off Quarter – New Zealand Incorporated Registered Banks) Order 2005. These financial statements should be read in conjunction with the consolidated financial statements for the year ended 30 September 2006.

(ii)   Measurement base
These financial statements have been prepared on a going concern basis in accordance with historical cost concepts except that the following assets and liabilities are stated at their fair value: derivative financial instruments, securities treated as available-for-sale, financial instruments available for trading, certain financial liabilities designated at fair value through profit and loss, certain assets and liabili ties designated as part of fair value hedging arrangements and defined benefit scheme assets and liabilities.

(iii) Changes in accounting policies
There have been no changes in accounting policies or methods of computation since the authorisation date of the previous Disclosure Statement on 1 November 2006.

(iv)  Presentation currency and roundings
The amounts contained in the financial statements are presented in millions of New Zealand dollars, unless otherwise stated.

(v)    Comparatives
To ensure consistency with the current period, comparative figures have been restated where appropriate.

2.           RISK MANAGEMENT POLICIES

There has been no material change in the Banking Group’s policies for managing risk, or material exposures to any new types of risk since theauthorisation date of the previous Disclosure Statement on 1 November 2006.

3.     INCOME TAX EXPENSE

	Consolidated
	Unaudited	Unaudited	Audited
	3 months to	3 months to	Year to
	31/12/2006	31/12/2005	30/09/2006
	$m	$m	$m

Income tax expense on profit from continuing operations	132	124	523

Effective tax rate (%)	32.8%	31.3%	32.9%

4.     LIQUID ASSETS

	Consolidated
	Unaudited	Unaudited	Audited
	31/12/2006	31/12/2005	30/09/2006
	$m	$m	$m

Cash and balances with central banks	4,728	429	1,046
Money at call	1,545	1,382	1,493
Bills receivable and remittances in transit	265	41	159

Total liquid assets	6,538	1,852	2,698

Included within liquid assets is the following balance:
Overnight balances with central banks	4,384	—	806

5.     DUE FROM OTHER FINANCIAL INSTITUTIONS

Able to be withdrawn without prior notice	840	855	1,019
Securities purchased under agreements to resell	785	1,140	657
Term loans and advances	3,367	3,629	3,941

Total due from other financial institutions	4,992	5,624	5,617

Included within due from other financial institutions are the following balances:
Assets used to secure deposit obligations	138	—	—
Assets encumbered through repurchase agreements	575	984	1,164

Included within due from other financial institutions is the following related party balance:
Australia and New Zealand Banking Group Limited (Ultimate Parent Company)	—	—	51

6.     TRADING SECURITIES

Government, Local Body stock and bonds	182	104	198
Certificates of deposit	1,244	250	1,112
Promissory notes	312	383	212
Other	21	14	74

Total trading securities	1,759	751	1,596

Included within trading securities is the following balance:
Assets encumbered through repurchase agreements	182	104	198

7.              DISCONTINUED OPERATIONS

On 1 September 2006, UDC Finance Limited (‘UDC’) agreed to sell Truck Leasing Limited (‘TLL’) to Nikko Principal Investments Australia Limited, a private equity business of Nikko Cordial Corporation. The sale was completed on 31 October 2006 for consideration of $157 million.

As the sale agreement was signed on 1 September 2006, in accordance with accounting requirements the assets and liabilities of TLL were classified as held for sale as at 30 September 2006 and TLL treated as a discontinued operation.

TLL’s unsecured bank borrowings with UDC were repaid on the sale date and have been excluded from TLL’s liabilities classified as held for sale.  As at 31 October 2006 this balance was $438 million (30/09/2006 $423 million).

The income statements have been restated to show the discontinued operation separately from continuing operations.

The profit from discontinued operations shown in the income statement comprised:

	Truck Leasing Limited
	Unaudited	Unaudited	Audited
	1 month to	3 months to	Year to
	31/10/2006	31/12/2005	30/09/2006
	$m	$m	$m
Result of discontinued operations
Interest income	—	—	1
Interest expense	2	7	28

Net interest expense	(2)	(7)	(27)

Other operating income(1)	3	12	45

Net operating income	1	5	18
Operating expenses	1	2	9

Operating profit before provision for credit impairment and income tax	—	3	9
Provision for credit impairment	—	—	1

Operating profit before income tax	—	3	8
Income tax expense	—	1	3

Operating profit after income tax – discontinued operations	—	2	5
Gain on sale of discontinued operations	79	—	—

Net profit from discontinued operations	79	2	5

Cash flows from discontinued operations
Net cash flows provided by operating activities	15	38	114
Net cash flows used in investing activities	(3)	(39)	(116)

Net cash flows from discontinued operations	12	(1)	(2)

(1)Other operating income includes:
Gross operating lease income	14	41	162
Less direct income related expenses
– Operating lease depreciation	8	22	90
– Other direct income related expenses	3	7	28

Net operating lease income	3	12	44

The assets and liabilities classified as held for sale as at 30 September 2006 comprised:

Consolidated
Audited
30/09/2006
$m
Assets classified as held for sale
Net loans and advances	3
Current tax assets	2
Other assets	40
Deferred tax assets	6
Premises and equipment (including operating lease assets)	486
Goodwill	1

Total assets	538

Liabilities classified as held for sale
Payables and other liabilities	23
Provisions	1
Deferred tax liabilities	29

Total liabilities	53

The sale resulted in the following impact on the consolidated financial statements:

Consolidated
Unaudited
31/10/2006
$m

Cash proceeds from sale	157

Impact on net assets
Cash and cash equivalents	438
Assets classified as held for sale	(550)
Liabilities classified as held for sale	34

Impact on net assets	(78)

Gain on sale	79

Cash flow statement
Cash proceeds from sale	157
Repayment of related party loans and advances	438

Proceeds related to sale of controlled entities	595

8.                 AVAILABLE-FOR-SALE ASSETS

		Consolidated
	Unaudited	Unaudited	Audited
	31/12/2006	31/12/2005	30/09/2006
	$m	$m	$m

Government, Local Body stock and bonds	78	1,230	316
Floating rate notes	41	20	39
Other	4	—	4

Total available-for-sale assets	123	1,250	359

Included within available-for-sale assets is the following balance:
Assets used to secure deposit obligations	75	225	221

9.                 NET LOANS AND ADVANCES

Overdrafts	1,726	1,712	1,907
Credit card outstandings	1,320	1,217	1,238
Term loans – housing	44,906	39,594	43,472
Term loans – non-housing	31,848	28,530	31,547
Finance lease receivables	772	793	776

Gross loans and advances	80,572	71,846	78,940
Allowance for impairment losses on loans and advances (Note 11)	(471)	(496)	(460)
Unearned finance income	(256)	(259)	(248)
Fair value hedge adjustment	(243)	(99)	(119)
Deferred fee revenue and expenses	(52)	(52)	(50)

Total net loans and advances	79,550	70,940	78,063

Included within net loans and advances is the following related party balance:
ANZ Holdings (New Zealand) Limited (Parent Company)	139	189	58

The balance owing by the Parent Company is due within the next twelve months. Interest is received at variable bank rates.

10.          IMPAIRED ASSETS, PAST DUE ASSETS AND OTHER ASSETS UNDER ADMINISTRATION

		Consolidated
	Unaudited	Unaudited	Audited
	31/12/2006	31/12/2005	30/09/2006
	$m	$m	$m

On-balance sheet impaired assets, past due assets and other assets under administration
Impaired assets	120	199	151
Past due assets (90 days past due assets)	94	66	86
Other assets under administration	—	—	—

Total on-balance sheet impaired assets, past due assets and other assets under administration	214	265	237

Off-balance sheet impaired assets	9	9	8

Total impaired assets, past due assets and other assets under administration	223	274	245

11.          PROVISION FOR CREDIT IMPAIRMENT

Collective provision
Balance at beginning of the period	402	568	568
Adjustment on adoption of NZ IAS 39 on 1 October 2005	—	(154)	(154)
Transfer to held for sale assets	—	—	(2)
Charge (credit) to income statement	14	(6)	(10)

Balance at end of the period	416	408	402

Individual provision (impaired assets)
Balance at beginning of the period	58	98	98
Adjustment on adoption of NZ IAS 39 on 1 October 2005	—	(6)	(6)
Transfer to held for sale assets	—	—	(1)
Charge to income statement – continuing operations	11	7	28
Charge to income statement – discontinuing operations	—	—	1
Recoveries	4	5	22
Bad debts written off	(17)	(16)	(77)
Discount unwind	(1)	—	(7)

Balance at end of the period	55	88	58

Total provision for credit impairment	471	496	460

Provision movement analysis
New and increased provisions	21	16	91
Provision releases	(6)	(4)	(41)

	15	12	50
Recoveries	(4)	(5)	(22)

Individual provision charge	11	7	28
Collective provision charge (credit)	14	(6)	(10)

Provision for credit impairment – continuing operations	25	1	18
Provision for credit impairment – discontinuing operations	—	—	1

Provision for credit impairment	25	1	19

Total provision for credit impairment has been deducted from gross loans and advances.

12.          DUE TO OTHER FINANCIAL INSTITUTIONS

		Consolidated
	Unaudited	Unaudited	Audited
	31/12/2006	31/12/2005	30/09/2006
	$m	$m	$m

Australia and New Zealand Banking Group Limited (Ultimate Parent Company)	1,780	1,063	1,082
Securities sold under agreements to repurchase from other financial institutions	757	1,088	1,362
Other financial institutions	2,968	596	1,543

Total due to other financial institutions	5,505	2,747	3,987

Included within due to other financial institutions is the following balance:
Balances owing to the Ultimate Parent Company by ANZ National (Int’l) Limited guaranteed by the Bank	1,780	1,063	1,082

Balances owing to the Ultimate Parent Company are due within twelve months.

Interest is paid at variable bank rates.

13.          DEPOSITS AND OTHER BORROWINGS

Amortised cost
Certificates of deposit	4,058	4,124	3,941
Term deposits	26,514	23,984	26,293
Demand deposits bearing interest	20,532	17,192	19,856
Deposits not bearing interest	4,318	4,164	3,919
Secured debenture stock	2,039	2,157	2,077
Secured deposits	200	200	200

Deposits and other borrowings – recognised at amortised cost	57,661	51,821	56,286

Fair value through the profit or loss
Commercial paper	6,582	6,817	6,890

Deposits and other borrowings – recognised at fair value	6,582	6,817	6,890

Total deposits and other borrowings	64,243	58,638	63,176

Included within deposits and other borrowings is the following balance:
Commercial paper issued by ANZ National (Int’l) Limited guaranteed by the Bank	6,586	6,817	6,894

UDC Finance Limited secured debentures
Registered secured debenture stock is constituted and secured by trust deeds between certain companies within the UDC Group (the “Charging Group”) and independent trustees. The trust deeds create floating charges over all the assets, primarily loans and advances and operating lease assets, of those companies. As at the date of these financial statements, UDC Finance Limited is the only member of the Charging Group. Carrying value of total tangible assets	2,315	2,472	2,382

14.          BONDS AND NOTES

Australia and New Zealand Banking Group Limited (Ultimate Parent Company)	695	630	719
Other bonds and notes issued	12,626	9,227	11,749

Total bonds and notes	13,321	9,857	12,468

Included within bonds and notes is the following balance:
Bonds and notes issued by ANZ National (Int’l) Limited guaranteed by the Bank	12,340	8,778	11,513

15.          LOAN CAPITAL

		Consolidated
	Unaudited	Unaudited	Audited
	31/12/2006	31/12/2005	30/09/2006
	$m	$m	$m

AUD 207,450,000 term subordinated floating rate loan	233	222	238
AUD 265,740,000 perpetual subordinated floating rate loan	298	285	304
AUD 186,100,000 term subordinated floating rate loan	208	200	213
AUD 43,767,507 term subordinated floating rate loan	49	—	50
NZD term subordinated fixed rate bonds	995	750	1,000

Total loan capital	1,783	1,457	1,805

Included within loan capital is the following related party balance:
Australia and New Zealand Banking Group Limited (Ultimate Parent Company)	788	707	805

AUD 207,450,000 loan
This loan was drawn down on 31 August 2004 and has an ultimate maturity date of 31 August 2014. The Bank may elect to repay the loan on 31 August each year commencing from 2009 through to 2014. All interest is payable half yearly in arrears, with interest payments due 28 February and 31 August. Interest is based on BBSW + 0.40% p.a. up until, and including, 31 August 2009 and increases to BBSW + 0.90% p.a. thereafter.

AUD 265,740,000 loan
This loan was drawn down on 27 September 1996 and has no fixed maturity. Interest is payable half yearly in arrears based on BBSW + 0.95% p.a., with interest payments due 15 March and 15 September.

AUD 186,100,000 loan
This loan was drawn down on 19 April 2005 with an ultimate maturity date of 20 April 2015.  The Bank may elect to repay the loan on 19 April each year commencing from 2010 through to 2015.  All interest is payable half yearly in arrears, with interest payments due 19 April and 19 October. Interest is based on BBSW + 0.32% p.a. to 19 April 2010 and increases to BBSW + 0.82% p.a. thereafter.

AUD 43,767,507 loan
This loan was drawn down on 15 September 2006 with an ultimate maturity date of 15 September 2016.  The Bank may elect to repay the loan on 15 September each year commencing from 2011 through to 2016.  All interest is payable half yearly in arrears, with interest payments due 15 March and 15 September.  Interest is based on BBSW + 0.29% p.a. to 15 September 2011 and increases to BBSW + 0.79% p.a. thereafter.

NZD term subordinated fixed rate bonds
The terms and conditions of these fixed rate and fixed term bonds are as follows:

New Zealand Exchange listed bonds

Issue date	Amount $m	Coupon rate	Call date	Maturity date
23 July 2002	296	7.04%	23 July 2007	23 July 2012
15 September 2006	349	7.16%	15 September 2011	15 September 2016

The Bank may elect to redeem the bonds on their call date. If the bonds are not called they will continue to pay interest to maturity at the five year interest rate swap rate plus 0.80% p.a. Interest is payable half yearly in arrears based on the fixed coupon rate.

As at 31 December 2006 these bonds carried an A+ rating by Standard & Poor’s.

The bonds are listed on the NZX. On 10 October 2002 the Market Surveillance Panel of the NZX granted the Bank a waiver from the requirements of Listing Rules 10.4 and 10.5. Rule 10.4 relates to the provision of preliminary announcements of half yearly and annual results to the NZX. Rule 10.5 relates to preparing and providing a copy of half yearly and annual reports to the NZX. The Bank has been granted a waiver from these rules on the conditions that the Bank’s quarterly General Disclosure Statement (‘GDS’) is available on the Bank’s website, at any branch and at the NZX; that bondholders are advised by letter that copies of the GDS are available at the above locations; that all bondholders are notified on an ongoing basis, by way of a sentence included on the notification of interest payments, that the latest GDS is available for review at the above locations; and that a copy of the GDS is sent to the NZX on an ongoing basis.

Non listed bonds

Issue date	Amount $m	Coupon rate	Call date	Maturity date
15 March 2002	125	7.61%	16 April 2007	16 April 2012
15 July 2002	125	7.40%	17 September 2007	17 September 2012
20 February 2003	100	6.46%	20 August 2008	20 August 2013

The Bank may elect to redeem the bonds on their call date. If the bonds are not called they will continue to pay interest to maturity at the five year interest rate swap rate plus 1.00% p.a., apart from the 20 August 2013 bonds, which will continue to pay interest to maturity at the five year interest rate swap rate plus 0.97% p.a. Interest is payable half yearly in arrears based on the fixed coupon rate. On 18 April 2006, the Bank redeemed bonds with face value of $100 million and coupon rate of 6.87%.

As at 31 December 2006 these bonds carried an A+ rating by Standard & Poor’s.

Loan capital is subordinated in right of payment to the claims of depositors and all creditors of the Bank.

16.          ORDINARY SHARE CAPITAL

Consolidated
	Unaudited	Unaudited	Audited
	31/12/2006	31/12/2005	30/09/2006
	$m	$m	$m

Ordinary share capital
Ordinary share capital at beginning and end of the period	5,943	5,943	5,943

Voting rights
At a meeting: on a show of hands or vote by voice every member who is present in person or by proxy or by representative shall have one vote.

On a poll: every member who is present in person or by proxy or by representative shall have on vote for every share of which such member is the holder.

17.       RESERVES AND RETAINED PROFITS

Available-for-sale revaluation reserve
Balance at beginning of the period	3	n/a	n/a
Adjustment on adoption of NZ IAS 39 on 1 October 2005	—	—	—
Valuation gain recognised after tax	—	1	3

Balance at end of the period	3	1	3

Cash flow hedging reserve
Balance at beginning of the period	52	n/a	n/a
Adjustment on adoption of NZ IAS 39 on 1 October 2005	—	40	40
Valuation gain (loss) recognised after tax	7	(11)	12

Balance at end of the period	59	29	52

Total reserves	62	30	55

Retained profits
Balance at beginning of the period	2,235	2,003	2,003
Adjustment on transition to NZ IFRS at 1 October 2005	—	61	61
Profit after income tax	350	274	1,072

Total available for appropriation	2,585	2,338	3,136
Actuarial loss on defined benefit schemes after tax	—	—	(1)
Interim ordinary dividend paid	—	—	(900)

Balance at end of the period	2,585	2,338	2,235

18.          INTEREST EARNING AND DISCOUNT BEARING ASSETS AND LIABILITIES

		Consolidated
	Unaudited	Unaudited	Audited
	31/12/2006	31/12/2005	30/09/2006
	$m	$m	$m

Interest earning and discount bearing assets	92,600	80,243	88,306

Interest and discount bearing liabilities	83,362	71,098	80,293

19.          COMMITMENTS

Capital expenditure
Contracts for outstanding capital expenditure:

Premises and equipment
Not later than 1 year	19	42	38

Total capital expenditure commitments	19	42	38

Lease rentals
Future minimum lease payments under non-cancellable operating leases:

Premises and equipment
No later than one year	81	81	79
Later than 1 year but not later than 5 years	164	171	172
Later than five years	36	28	39

Total lease rental commitments	281	280	290

Total commitments	300	322	328

20.          SEGMENTAL ANALYSIS

For segment reporting purposes, the Banking Group is organised into four major business segments — Retail Banking, Relationship Banking, Institutional and UDC. Centralised back office and corporate functions support these segments.

A summarised description of each business segment is shown below:

Retail Banking

Provides banking products and services to the personal banking segment and the small business segment through separate ANZ and The National Bank branded distribution channels. Personal banking customers have access to a wide range of financial services and products. Small business banking services are offered to enterprises with annual revenues of less than $5 million. Included in this segment is Private Banking, a stand-alone business unit, which offers a fully inclusive banking and investment service to high net worth individuals.

Relationship Banking

This segment provides services to rural, commercial and corporate customers. A full range of banking products and services are provided to Rural customers. Corporate and Commercial customers consist of medium to large businesses with annual revenues from $5 million to $150 million. The Banking Group’s relationship with these businesses ranges from simple banking requirements with revenue from traditional lending and deposit products, to more complex arrangements with revenue sourced from a wider range of products and services.

Institutional

Comprises businesses that provide a full range of financial services to the Banking Group’s largest corporate and institutional customers. The Institutional business unit is made up of the following specialised units:

• Client Relationship Group – manages customer relationships along industry segment lines, typically with wholesale clients with turnover greater then $100 million.

• Corporate and Structured Finance – provides specialist lending, underwriting and capital structuring and solutions to corporates, institutions and governments.

• Markets – provides securities, derivatives and foreign exchange products and services to the Banking Group’s client base.

• Trade and Transaction Services – provides trade finance, cash management, international payments, clearing and custodian services to the Banking Group’s client base.

UDC	UDC is primarily involved in the financing and leasing of equipment, plant and machinery for small and medium sized businesses.

Other

Includes minor profit centres supporting the Retail Banking segment (e.g. Direct Banking and the ING joint venture), Treasury and back office support functions, none of which constitutes a separately reportable segment.

Truck Leasing Limited (trading as Esanda FleetPartners) is classified as a discontinued operation, and is not included in this analysis.

As the composition of segments has changed over time, prior period comparatives have been adjusted to be consistent with the 2006 segment definitions.

Business segment analysis – continuing operations(1)(2)

	Retail	Relationship				Consolidated
	Banking	Banking	Institutional	UDC	Other	Total
	$m	$m	$m	$m	$m	$m

Unaudited 3 months to 31/12/2006
Net operating income	405	156	118	18	66	763
Profit before income tax	157	91	87	10	58	403

Unaudited 3 months to 31/12/2005
Net operating income	381	138	113	19	86	737
Profit before income tax	170	86	84	7	49	396

Audited year to 30/09/2006
Net operating income	1,560	581	469	70	251	2,931
Profit before income tax	670	391	329	33	167	1,590

(1) Results are equity standardised

(2) Intersegment transfers are accounted for and determined on an arm’s length or cost recovery basis.

21.       CONTINGENT LIABILITIES, CREDIT RELATED COMMITMENTS AND MARKET RELATED CONTRACTS

		Consolidated
	Unaudited	Unaudited	Audited
	31/12/2006	31/12/2005	30/09/2006
	$m	$m	$m

The estimated face or contract values are as follows:

Contingent liabilities
Financial guarantees(1)	1,781	1,442	1,688
Standby letters of credit	332	352	368
Transaction related contingent items	372	309	376
Trade related contingent liabilities	134	225	89

Total contingent liabilities	2,619	2,328	2,521

Credit related commitments
Commitments with certain drawdown due within one year	1,327	1,338	1,221
Commitments to provide financial services	19,614	19,169	20,338

Total credit related commitments	20,941	20,507	21,559

Foreign exchange, interest rate and equity contracts
Exchange rate contracts	69,610	61,829	73,017
Interest rate contracts	296,255	167,329	253,530
Equity contracts	20	30	30

Total foreign exchange, interest rate and equity contracts	365,885	229,188	326,577

(1) With effect from 1 October 2006, financial guarantee contracts are recognised initially at fair value. After initial recognition, such contracts are measured at the higher of the amount determined in accordance with NZ IAS 37: Provisions, Contingent Liabilities and Contingent Assets, or the amount initially recognised. There was no financial impact on adoption of this amendment to NZ IAS 39: Financial Instruments: Recognition and Measurement.

The detailed and estimated maximum amount of other contingent liabilities that may become payable are set out below.

Contingent tax liability
As previously disclosed, the New Zealand Inland Revenue Department (‘IRD’) is reviewing a number of structured finance transactions as part of an audit. This is part of an industry-wide review by the IRD of these transactions undertaken in New Zealand.

The Bank has received Notices of Proposed Adjustment (the ‘Notices’) in respect of some of these transactions. The Notices are formal advice that the IRD is proposing to amend tax assessments. The Notices are not tax assessments and do not establish a tax liability but are the first step in a formal disputes process.

The IRD issued amended tax assessments as a follow up to the Notices in respect of two transactions for the 2000 tax year and in respect of four transactions for the 2001 tax year (in each case prior to that tax year becoming statute-barred). Proceedings disputing the amended tax assessments with respect to the 2000 and 2001 tax years had been commenced.

Based on the independent tax and legal advice obtained, the Bank is confident that the tax treatment it has adopted for these transactions and all similar transactions is correct.

The tax adjustments proposed so far by the IRD cover the 2000 to 2003 tax years and imply a maximum potential liability of $159 million ($225 million with interest tax effected).

The IRD is also investigating other transactions undertaken by the Banking Group, which have been subject to the same tax treatment. Should the same position be taken by the IRD for all years on all these transactions, including those that the Notices cover, the maximum potential liability would be approximately $365 million ($477 million with interest tax effected) as at 31 December 2006.

Of the maximum potential tax liability in dispute, it has been estimated that approximately $99 million ($135 million with interest tax effected) is subject to indemnities given by Lloyds TSB Bank plc under the agreement by which the Bank acquired the NBNZ Holdings Limited Group, and which relate to transactions undertaken by NBNZ Group before December 2003.

This leaves a net potential tax liability as at 31 December 2006 of $266 million ($342 million with interest tax effected).

All of these transactions have now either matured or been terminated.

Other contingent liabilities

Following a Commerce Commission investigation of the banking industry as a whole in relation to the disclosure of currency conversion fees on foreign currency credit and debit card transactions, the Bank was charged under the Fair Trading Act 1986 in relation to ANZ and National Bank branded credit card products. In addition, the Bank received a civil claim, with the Commerce Commission as plaintiff, seeking compensation for affected cardholders.

On 30 March 2006, the Bank reached an agreement with the Commerce Commission relating to these charges and the related civil proceeding. Under this agreement, the Bank paid fines of $1.3 million and refunded a portion of the currency conversion fee which had been paid by affected cardholders. ANZ brand cardholders received $5.2 million in compensation, and National Bank brand cardholders, $4.8 million. While the settlement with the Commerce Commission does not preclude cardholders bringing a separate claim for any additional loss they consider they have suffered, no further liability is expected to arise from this issue.

In November 2006, the Commerce Commission brought proceedings under the Commerce Act 1986 against Visa, MasterCard and all New Zealand issuers of Visa and MasterCard credit cards, including ANZ National Bank Limited. The Commission alleges price fixing and substantially lessening competition in relation to the setting of credit card interchange fees and is seeking penalties and orders under the Commerce Act.

Subsequently, several major New Zealand retailers have issued proceedings against ANZ National Bank Limited and the other abovementioned defendants seeking unquantified damages, based on allegations similar to those contained in the Commerce Commission proceedings.

ANZ National Bank Limited is defending the proceedings.  At this stage, the risks and any potential liabilities cannot be assessed.

22.          CONCENTRATIONS OF CREDIT RISK

Concentrations of credit risk to individual counterparties

The number of individual counterparties other than banks or groups of closely related counterparties of which a bank is a parent (excluding OECD Governments  and connected persons), where the quarter end and peak end-of-day credit exposures equals or exceeds 10% of equity (as at the end of the quarter) in ranges of 10% of equity, on the basis of limits:

Consolidated
	Unaudited 31/12/2006		Unaudited 31/12/2005		Audited 30/09/2006
	Number of Counterparties		Number of Counterparties		Number of Counterparties
		Peak for		Peak for		Peak for
	As at	the quarter	As at	the quarter	As at	the quarter

10% to 20% of equity	2	2	1	2	2	2

As noted above, the number of individual counterparties disclosed within the various equity ranges is based on counterparty limits rather than actual exposures outstanding. No account is taken of security and/or guarantees which the Banking Group may hold in respect of the various counterparty limits.

The amount and percentage of quarter end and peak end-of-day credit exposures to individual counterparties other than banks or groups of closely related counterparties of which a bank is a parent (excluding OECD Governments and connected persons), where the quarter end and peak end-of-day credit exposures equals or exceeds 10% of equity (as at the end of the quarter), by credit rating:

	Consolidated
	Unaudited 31/12/2006		Unaudited 31/12/2005		Audited 30/09/2006
		% of Total		% of Total		% of Total
	Amount	Credit	Amount	Credit	Amount	Credit
	$m	Exposure	$m	Exposure	$m	Exposure

As at
Investment grade credit rating (Note 1)	2,225	100.0%	1,045	100.0%	2,281	100.0%

Peak for the quarter
Investment grade credit rating (Note 1)	2,281	100.0%	1,991	100.0%	2,286	100.0%

Concentrations of credit risk to bank counterparties

The number of bank counterparties or groups of closely related counterparties of which a bank is the parent (excluding OECD Governments and connected persons), where the quarter end and peak end-of-day credit exposures equals or exceeds 10% of equity (as at the end of the quarter) in ranges of 10% of equity, on the basis of actual exposures:

Consolidated
	Unaudited 31/12/2006		Unaudited 31/12/2005		Audited 30/09/2006
	Number of Counterparties		Number of Counterparties		Number of Counterparties
		Peak for		Peak for		Peak for
	As at	the quarter	As at	the quarter	As at	the quarter

10% to 20% of equity	2	4	2	2	2	3

The amount and percentage of quarter end and peak end-of-day credit exposures to bank counterparties or groups of closely related counterparties of which a bank  is a parent (excluding OECD Governments and connected persons), where the quarter end and peak end-of-day credit exposures equals or exceeds 10% of equity (as at the end of the quarter), by credit rating:

	Consolidated
	Unaudited 31/12/2006		Unaudited 31/12/2005		Audited 30/09/2006
		% of Total		% of Total		% of Total
	Amount	Credit	Amount	Credit	Amount	Credit
	$m	Exposure	$m	Exposure	$m	Exposure
As at
Investment grade credit rating (Note 1)	1,901	100.0%	2,674	100.0%	1,700	100.0%

Peak for the quarter
Investment grade credit rating (Note 1)	3,851	100.0%	2,676	100.0%	2,546	100.0%

Note 1

All of the individual and bank counterparties included in the above tables have an investment grade rating. An investment grade credit rating means a credit rating of BBB- or Baa3 or above, or its equivalent. In the case of a group of closely related counterparties, the credit rating applicable is that of the entity heading the group of closely related counterparties. The credit rating is applicable to an entity’s long term senior unsecured obligations payable in New Zealand,  in New Zealand dollars, or to an entity’s long term senior unsecured foreign currency obligations.

Concentrations of credit risk to connected persons

			Consolidated
	Unaudited 31/12/2006		Unaudited 31/12/2005		Audited 30/09/2006
	% of Group		% of Group		% of Group
	Amount	Tier 1	Amount	Tier 1	Amount	Tier 1
	$m	Capital	$m	Capital	$m	Capital
Aggregate at end of period
Connected persons (Note 2)	1,274	25.1%	1,069	22.0%	1,191	25.2%
Peak end-of-day for the quarter (Note 3)
Connected persons	1,327	26.2%	1,118	23.0%	1,826	38.6%
Rating-contingent limit (Note 4)
Connected persons	n/a	70.0%	n/a	70.0%	n/a	70.0%
Non-bank connected persons	n/a	15.0%	n/a	15.0%	n/a	15.0%

The credit exposure concentrations disclosed for connected persons are on the basis of actual gross exposures and exclusive of exposures of a capital nature. The peak end-of-day credit exposures for the quarter to connected persons are measured over Tier 1 Capital as at the end of the quarter. There are no individual provisions provided against credit exposures to connected persons as at 31 December 2006 (31/12/2005 $nil; 30/09/2006 $nil). The Banking Group had no contingent exposures arising from risk lay-off arrangements to connected persons as at 31 December 2006 (31/12/2005 $nil; 30/09/2006 $nil).

Note 2

The Banking Group has amounts due from its Parent Company and Ultimate Parent Company and other entities within the Ultimate Parent Group arising from the ordinary course of its business. These balances arise primarily from unrealised gains on trading and hedging derivative financial instruments with the Ultimate Parent Bank.

Note 3

The method of calculating the peak end-of-day disclosure above differs from that applied in determining the connected persons’ limit under the Bank’s Conditions of Registration. The peak end-of-day disclosure is measured against  Registration. The peak end-of-day disclosure  connectedis measured exposure under the Conditions of Registration is measured against Tier 1 Capital on a continuous basis. The Banking Group has complied with the limits on aggregate credit exposures (of a non-capital nature and net of individual provisions) to connected persons and non-bank connected persons, as set out in the Conditions of Registration, at all times during the quarter.

Note 4

Represents the maximum peak end-of-day aggregate credit exposures limit (exclusive of exposures of a capital nature and net of individual provisions) to all connected persons. This is based on the rating applicable to the Bank’s long term senior unsecured NZD obligations payable in New Zealand, in New  Zealand dollars (refer page 33 for the credit rating). Within the overall limit a sub-limit of 15% of Tier 1 Capital applies to aggregate credit exposures (exclusive of exposures of a capital nature and  net of individual provisions) to non-bank connected persons. No changes to the rating-contingent limit have occurred during the quarter.

Note 5

There are no exposures with non-bank connected persons.

23.    MARKET RISK

Market risk is the risk to earnings arising from changes in interest rates, currency exchange rates, or from fluctuations in bond, commodity or equity prices.

RBNZ Market Risk Disclosure

Aggregate market risk exposures have been calculated in accordance with clause 1 (1) (a) of Schedule 8 of the Order. Aggregate foreign currency risk exposures have been calculated in accordance with clause 8 (a) of Schedule 9 of the Order. Aggregate interest risk exposures have been calculated in accordance with clause 1 (b) of Schedule 9 of the Order.  Aggregate equity risk exposures have been calculated in accordance with clause 11 (a) of Schedule 9 of the Order. The peak end-of-day market risk exposures for the quarter are measured over equity as at the end of the quarter.

			Consolidated
	Unaudited 31/12/2006		Unaudited 31/12/2005		Audited 30/09/2006
	Number of Counterparties		Number of Counterparties		Number of Counterparties
		Peak for		Peak for		Peak for
Exposures to market risk	As at	the quarter	As at	the quarter	As at	the quarter

Aggregate foreign currency exposures ($ million)	5.9	14.1	1.5	11.4	6.0	19.3
Aggregate foreign currency exposures as a percentage of equity	0.1%	0.2%	0.0%	0.1%	0.1%	0.2%
Aggregate interest rate exposures ($ million)	298.4	309.7	220.9	220.9	250.9	318.9
Aggregate interest rate exposures as a percentage of equity	3.5%	3.6%	2.7%	2.7%	3.1%	3.9%
Aggregate equity exposures ($ million)	0.5	0.5	0.7	0.7	0.5	0.5
Aggregate equity exposures as a percentage of equity	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%

24.    SECURITISATION, FUNDS MANAGEMENT, OTHER FIDUCIARY ACTIVITIES, MARKETING AND DISTRIBUTION OF

INSURANCE PRODUCTS AND INSURANCE BUSINESS

Securitisation

The Banking Group has not securitised any of its own assets. The Banking Group is involved in providing banking services to customers who securitise assets.

Funds management

Certain subsidiaries of the Bank act as trustee and/or manager for a number of unit trusts and superannuation funds. The Bank provides private banking services to a number of clients, including investment advice and portfolio management. The Banking Group is not responsible for any decline in performance of the underlying assets of the investors due to market forces.

The ANZ FlexiMortgage Income Trust holds mortgages under an equitable assignment with the Bank. The ANZ FlexiMortgage Income Trust can at any time require the Bank to repurchase any mortgage. The Bank may also require repurchase in certain circumstances. The mortgages are included in these financial statements.

As funds under management are not controlled by the Banking Group, they are not included in these financial statements. The Banking Group derives fee income from the sale and management of superannuation bonds and superannuation schemes, unit trusts and the provision of private banking services to a number of clients. The Banking Group derives commission income from the sale of third party funds management products.

Custodial services

The Banking Group provides custodial services to customers in respect of assets that are beneficially owned by those customers.

Marketing and distribution of insurance products

The ING New Zealand joint venture is responsible for the management of all insurance products distributed to customers through both the ANZ and The National Bank.

The Banking Group mitigates its exposure to implicit risk by meeting the RBNZ minimum separation requirements. In particular, the Banking Group discloses as required that it does not guarantee any issuer of insurance products nor the products issued, that the insurance policies do not represent deposits or other liabilities of the Banking Group, that the insurance policies are subject to investment risk, including possible loss of income and principal and that the Banking Group does not guarantee the capital value or performance of the policies.

Any financial services (including funding and liquidity support) provided by the Banking Group to securitisation, funds management and custodial services entities, discretionary private banking activities or issuers of marketed and distributed insurance products are made on an arm’s length basis and at fair value. Any securities or assets purchased from such entities have been purchased on an arm’s length basis and at fair value.

Insurance business

The Banking Group does not conduct any insurance business.

25.    NOTES TO THE CASH FLOW STATEMENT

		Consolidated
	Unaudited	Unaudited	Audited
	3 months to	3 months to	Year to
	31/12/2006	31/12/2005	30/09/2006
	$m	$m	$m

Reconciliation of profit after income tax to net cash flows provided by (used in) operating activities

Profit after income tax	350	274	1,072

Non-cash items:
Depreciation and amortisation	21	36	140
Provision for credit impairment	25	1	19
Amortisation of premiums and discounts	16	(3)	12
Deferred fee revenue and expenses	2	8	6
Fair value hedge adjustment	124	(11)	9
Share-based payment expense	3	—	10

Deferrals or accruals of past or future operating cash receipts or payments:
Increase in operating assets and liabilities	(269)	(4,143)	(5,737)
Increase in interest receivable	(16)	(51)	(88)
Increase in interest payable	72	36	74
Increase in accrued income	(10)	(13)	(27)
(Decrease) increase in accrued expenses	(18)	(6)	2
(Decrease) increase in provisions	(1)	5	(6)
Decrease (increase) in income tax assets	82	104	(3)
Increase (decrease) increase in income tax liabilities	18	(2)	63

Items classified as investing/financing:
Share of profit of equity accounted associates and jointly controlled entities	(5)	(5)	(22)
Gain on disposal of controlled entities	(79)	—	—
Gain on disposal of associates and jointly controlled entities	—	—	(2)
Gain on disposal of premises and equipment	—	(1)	—

Net cash flows provided by (used in) operating activities	315	(3,771)	(4,478)

26.   CAPITAL ADEQUACY

		Consolidated			Parent
	Unaudited	Unaudited	Audited	Unaudited	Unaudited	Audited
Capital Adequacy Ratios	31/12/2006	31/12/2005	30/09/2006	31/12/2006	31/12/2005	30/09/2006

Tier 1 Capital	7.87%	8.26%	7.34%	7.58%	8.10%	7.09%

Total Capital	10.64%	10.73%	10.14%	9.40%	9.55%	8.96%

Reserve Bank of New Zealand minimum ratios:

Tier 1 Capital	4.00%	4.00%	4.00%	4.00%	4.00%	4.00%

Total Capital	8.00%	8.00%	8.00%	8.00%	8.00%	8.00%

The information contained in the table below has been derived in accordance with the Conditions of Registration imposed pursuant to section 74 (4) (b) of the Reserve Bank of New Zealand Act 1989 and the capital adequacy framework issued by the Reserve Bank of New Zealand.

For the purposes of calculating the capital adequacy ratios for the Parent Bank (“solo basis”), wholly owned and wholly funded subsidiaries of ANZ National Bank Limited are consolidated with the Bank. In this context, wholly funded by the Bank means that there are no liabilities (including off-balance sheet obligations) to anyone other than the Bank, the Department of Inland Revenue and trade creditors, where aggregate exposure to trade creditors does not exceed 5% of the subsidiary’s shareholders’ equity. Wholly owned by the Bank means that all equity issued by the subsidiary is held by the Bank.

		Consolidated			Parent
	Unaudited	Unaudited	Audited	Unaudited	Unaudited	Audited
	31/12/2006	31/12/2005	30/09/2006	31/12/2006	31/12/2005	30/09/2006
Tier 1 Capital
Ordinary share capital	5,943	5,943	5,943	5,943	5,943	5,943
Revenue and similar reserves	2,297	2,094	1,218	1,986	1,853	979
Current period’s profit after tax	350	274	1,072	350	256	1,001

Less deductions from Tier 1 Capital
– Goodwill	3,265	3,263	3,266	3,262	3,262	3,262
– Other intangible assets	27	18	23	25	18	22
– Equity investment in ING (NZ) Holdings Limited	172	149	167	172	149	167
– Cash flow hedging reserve	59	29	52	59	29	52

Total Tier 1 Capital	5,067	4,852	4,725	4,761	4,594	4,420

Tier 2 Capital – Upper Level Tier 2 Capital
Perpetual subordinated debt	298	285	304	298	285	304

Tier 2 Capital – Lower Level Tier 2 Capital
Term subordinated debt	1,485	1,172	1,501	1,485	1,172	1,501

Total Tier 2 Capital	1,783	1,457	1,805	1,783	1,457	1,805

Total Tier 1 Capital Plus Tier 2 Capital	6,850	6,309	6,530	6,544	6,051	6,225

Less deductions from Total Capital
– Equity investments in subsidiaries	—	—	—	642	637	642

Capital	6,850	6,309	6,530	5,902	5,414	5,583

Total risk weighted exposures
On-balance sheet exposures	60,299	55,146	60,160	58,769	53,099	58,137
Off-balance sheet exposures	4,079	3,629	4,223	4,043	3,604	4,185

	64,378	58,775	64,383	62,812	56,703	62,322

Total Risk Weighted Exposures of the Banking Group as at 31 December 2006 (Unaudited):

	Principal	Risk	Risk
	Amount	Weight	Weighted
	$m	%	$m
On-balance sheet exposures

Cash and short term claims on Government	5,706	0	—
Long term claims on Government	776	10	78
Claims on banks	6,018	20	1,204
Claims on public sector entities	405	20	81
Residential mortgages	44,859	50	22,430
Other	36,506	100	36,506

Total on-balance sheet exposures	94,270		60,299

	Notional	Credit	Credit	Average
	Principal	Conversion	Equivalent	Risk	Risk
	Amount	Factor	Amount	Weight	Weighted
	$m	%	$m	%	$m
Off-balance sheet exposures

Direct credit substitutes	2,113	100	2,113	45	955
Commitments with certain drawdown	1,346	100	1,346	59	790
Transaction related contingent liabilities	372	50	186	100	186
Short term self liquidating trade related contingencies	134	20	27	77	21
Other commitments to provide financial services
which have an original maturity of one year or more	1,527	50	763	100	763
Other commitments with an original maturity less than one year or which can be unconditionally cancelled at any time	18,087	0	—	100	—
Market related contracts(1)
– Foreign exchange	69,610		3,197	27	877
– Interest rate	296,255		2,203	22	483
– Equity	20		21	20	4

Total off-balance sheet exposures	389,464		9,856		4,079

(1) The credit equivalent amounts for market related contracts are calculated using the current exposure method.

Total Risk Weighted Exposures of the Banking Group as at 31 December 2005 (Unaudited):

	Principal	Risk	Risk
	Amount	Weight	Weighted
	$m	%	$m
On-balance sheet exposures

Cash and short term claims on Government	1,915	0	—
Long term claims on Government	1,428	10	143
Claims on banks	4,895	20	979
Claims on public sector entities	307	20	61
Residential mortgages	39,659	50	19,830
Other	34,133	100	34,133

Total on-balance sheet exposures	82,337		55,146

	Notional	Credit	Credit	Average
	Principal	Conversion	Equivalent	Risk	Risk
	Amount	Factor	Amount	Weight	Weighted
	$m	%	$m	%	$m
Off-balance sheet exposures

Direct credit substitutes	1,794	100	1,794	43	779
Commitments with certain drawdown	1,380	100	1,380	71	977
Transaction related contingent liabilities	309	50	155	100	155
Short term self liquidating trade related contingencies	225	20	45	92	41
Other commitments to provide financial services which have an original maturity of one year or more	1,510	50	755	100	755

Other commitments with an original maturity less than one year or which can be unconditionally cancelled at any time	17,659	0	—	100	—
Market related contracts(1)
– Foreign exchange	61,829		2,387	27	634
– Interest rate	167,329		1,184	24	284
– Equity	30		21	20	4

Total off-balance sheet exposures	252,065		7,721		3,629

(1) The credit equivalent amounts for market related contracts are calculated using the current exposure method.

Total Risk Weighted Exposures of the Banking Group as at 30 September 2006 (Audited):

	Principal	Risk	Risk
	Amount	Weight	Weighted
	$m	%	$m
On-balance sheet exposures

Cash and short term claims on Government	2,328	0	—
Long term claims on Government	824	10	82
Claims on banks	6,481	20	1,296
Claims on public sector entities	425	20	85
Residential mortgages	43,526	50	21,763
Other	36,934	100	36,934

Total on-balance sheet exposures	90,518		60,160

	Notional	Credit	Credit	Average
	Principal	Conversion	Equivalent	Risk	Risk
	Amount	Factor	Amount	Weight	Weighted
	$m	%	$m	%	$m
Off-balance sheet exposures

Direct credit substitutes	2,056	100	2,056	46	946
Commitments with certain drawdown	1,259	100	1,259	61	771
Transaction related contingent liabilities	376	50	188	100	188
Short term self liquidating trade related contingencies	89	20	18	94	17
Other commitments to provide financial services which have an original maturity of one year or more	2,351	50	1,175	100	1,175
Other commitments with an original maturity less than one year or which can be unconditionally cancelled at any time	17,987	0	—	100	—

Market related contracts(1)
– Foreign exchange	73,017		2,840	26	745
– Interest rate	253,530		1,665	23	377
– Equity	30		22	20	4

Total off-balance sheet exposures	350,695		9,223		4,223

(1) The credit equivalent amounts for market related contracts are calculated using the current exposure method.

Total Risk Weighted Exposures of the Parent Bank as at 31 December 2006 (Unaudited):

	Principal	Risk	Risk
	Amount	Weight	Weighted
	$m	%	$m
On-balance sheet exposures

Cash and short term claims on Government	5,408	0	—
Long term claims on Government	776	10	78
Claims on banks	5,499	20	1,100
Claims on public sector entities	405	20	81
Residential mortgages	44,859	50	22,430
Other	35,080	100	35,080

Total on-balance sheet exposures	92,027		58,769

	Notional	Credit	Credit	Average
	Principal	Conversion	Equivalent	Risk	Risk
	Amount	Factor	Amount	Weight	Weighted
	$m	%	$m	%	$m
Off-balance sheet exposures

Direct credit substitutes	2,113	100	2,113	45	955
Commitments with certain drawdown	1,346	100	1,346	59	790
Transaction related contingent liabilities	372	50	186	100	186
Short term self liquidating trade related contingencies	133	20	27	78	21
Other commitments to provide financial services which have an original maturity of one year or more	1,458	50	729	100	729
Other commitments with an original maturity less than one year or which can be unconditionally cancelled at any time	17,937	0	—	100	—
Market related contracts(1)
– Foreign exchange	69,609		3,197	27	877
– Interest rate	295,838		2,200	22	481
– Equity	20		21	20	4

Total off-balance sheet exposures	388,826		9,819		4,043

(1) The credit equivalent amounts for market related contracts are calculated using the current exposure method.

Total Risk Weighted Exposures of the Parent Bank as at 31 December 2005 (Unaudited):

	Principal	Risk	Risk
	Amount	Weight	Weighted
	$m	%	$m
On-balance sheet exposures

Cash and short term claims on Government	1,615	0	—
Long term claims on Government	1,428	10	143
Claims on banks	4,307	20	861
Claims on public sector entities	307	20	61
Residential mortgages	39,627	50	19,813
Other	32,221	100	32,221

Total on-balance sheet exposures	79,505		53,099

	Notional	Credit	Credit	Average
	Principal	Conversion	Equivalent	Risk	Risk
	Amount	Factor	Amount	Weight	Weighted
	$m	%	$m	%	$m
Off-balance sheet exposures

Direct credit substitutes	1,794	100	1,794	43	779
Commitments with certain drawdown	1,355	100	1,355	70	952
Transaction related contingent liabilities	309	50	155	100	155
Short term self liquidating trade related contingencies	222	20	44	93	41
Other commitments to provide financial services which have an original maturity of one year or more	1,510	50	755	100	755

Other commitments with an original maturity less than one year or which can be unconditionally cancelled at any time	17,152	0	—	100	—

Market related contracts(1)
– Foreign exchange	61,825		2,387	27	634
– Interest rate	166,937		1,184	24	284
– Equity	30		21	20	4

Total off-balance sheet exposures	251,134		7,695		3,604

(1) The credit equivalent amounts for market related contracts are calculated using the current exposure method.

Total Risk Weighted Exposures of the Parent Bank as at 30 September 2006 (Audited):

	Principal	Risk	Risk
	Amount	Weight	Weighted
	$m	%	$m
On-balance sheet exposures

Cash and short term claims on Government	2,028	0	—
Long term claims on Government	824	10	82
Claims on banks	5,950	20	1,190
Claims on public sector entities	425	20	85
Residential mortgages	43,526	50	21,763
Other	35,017	100	35,017

Total on-balance sheet exposures	87,770		58,137

	Notional	Credit	Credit	Average
	Principal	Conversion	Equivalent	Risk	Risk
	Amount	Factor	Amount	Weight	Weighted
	$m	%	$m	%	$m
Off-balance sheet exposures

Direct credit substitutes	2,056	100	2,056	46	946
Commitments with certain drawdown	1,221	100	1,221	60	733
Transaction related contingent liabilities	376	50	188	100	188
Short term self liquidating trade related contingencies	87	20	17	97	17
Other commitments to provide financial services which have an original maturity of one year or more	2,351	50	1,175	100	1,175
Other commitments with an original maturity less than one year or which can be unconditionally cancelled at any time	17,805	0	—	100	—
Market related contracts(1)
– Foreign exchange	73,016		2,840	26	745
– Interest rate	253,122		1,665	23	377
– Equity	30		22	20	4

Total off-balance sheet exposures	350,064		9,184		4,185

(1) The credit equivalent amounts for market related contracts are calculated using the current exposure method.

27.    PARENT COMPANY

The parent company is ANZ Holdings (New Zealand) Limited which is incorporated in New Zealand. The Ultimate Parent Company is Australia and New Zealand Banking Group Limited which is incorporated in Australia.

The Ultimate Parent Company is required to hold minimum capital at least equal to that specified under the Basel framework. The capital adequacy ratios are:

	Australian	Australian
	IFRS	Previous GAAP
	30/09/2006	30/09/2005
Tier 1 Capital	6.8%	6.9%
Total Capital	10.6%	10.5%

The Ultimate Parent Company meets those requirements imposed on it by its home supervisor as at 30 September 2006 whereby banks must maintain a ratio of qualifying capital to risk weighted assets of at least 8 per cent. The comparative period capital ratios disclosed were calculated under previous Australian GAAP prior to the Ultimate Parent Company adopting Australian IFRS on 1 October 2005. The comparative period ratios were calculated in accordance with Australian Prudential Regulatory Authority (APRA) requirements effective at that date. No retrospective adjustments have been made. APRA introduced new prudential capital standards as at 1 July 2006 which contain various transitional rules which run through to different dates in 2008 and 2010 to coincide with Basel II implementation.

CONDITIONS OF REGISTRATION

Conditions of Registration, applicable as at 15 February 2007. These Conditions of Registration have applied from 4 December 2006.

The registration of ANZ National Bank Limited (‘the Bank’) as a registered bank is subject to the following conditions:

1.     That the Banking Group complies with the following requirements at all times:

•      Capital of the Banking Group is not less than 8 percent of risk weighted exposures.

•      Tier 1 capital of the Banking Group is not less than 4 percent of risk weighted exposures.

•      Capital of the Banking Group is not less than NZ $15 million.

That the Bank complies with the following requirements at all times:

•      Capital of the Bank is not less than 8 percent of risk weighted exposures.

•      Tier 1 capital of the Bank is not less than 4 percent of risk weighted exposures.

•      Capital of the Bank is not less than NZ $15 million.

For the purposes of this condition of registration, capital, Tier 1 capital and risk weighted exposures shall be calculated in accordance with the Reserve Bank of New Zealand document entitled ‘Capital Adequacy Framework’ (BS2) dated March 2005.

In its disclosure statements under the Registered Bank Disclosure Statement (Off-Quarter – New Zealand Incorporated Registered Banks) Order 2005, the Bank must include all of the information relating to the capital position of both the Bank and the Banking Group which would be required if the second schedule of that Order was replaced by the second schedule of the Registered Bank Disclosure Statement (Full and Half-Year – New Zealand Incorporated Registered Banks) Order 2005 in respect of the relevant quarter.

2.     That the Banking Group does not conduct any non-financial activities that in aggregate are material relative to its total activities, where the term material is based on generally accepted accounting practice, as defined in the Financial Reporting Act 1993.

3.     That the Banking Group’s insurance business is not greater than 1 percent of its total consolidated assets. For the purposes of this condition:

(i)    Insurance business means any business of the nature referred to in section 4 of the Insurance Companies (Ratings and Inspections) Act 1994 (including those to which the Act is disapplied by sections 4(1)(a) and (b) and 9 of that Act), or any business of the nature referred to in section 3(1) of the Life Insurance Act 1908;

(ii)   In measuring the size of the Banking Group’s insurance business:

(a)   Where insurance business is conducted by any entity whose business predominantly consists of insurance business, the size of that insurance business shall be:

•      The total consolidated assets of the group headed by that entity;

•      Or if the entity is a subsidiary of another entity whose business predominantly consists of insurance business, the total consolidated assets of the group headed by the latter entity;

(b)   Otherwise, the size of each insurance business conducted by any entity within the Banking Group shall equal the total liabilities relating to that insurance business, plus the equity retained by the entity to meet the solvency or financial soundness needs of the insurance business;

(c)   The amounts measured in relation to parts a) and b) shall be summed and compared to the total consolidated assets of the Banking Group. All amounts in parts a) and b) shall relate to on balance sheet items only, and shall be determined in accordance with generally accepted accounting practice, as defined in the Financial Reporting Act 1993;

(d)   Where products or assets of which an insurance business is comprised also contain a non-insurance component, the whole of such products or assets shall be considered part of the insurance business.

4.     That aggregate credit exposures (of a non-capital nature and net of specific provisions) of the Banking Group to all connected persons do not exceed the rating-contingent limit outlined in the following matrix:

Credit Rating	Connected exposure limit (% of the Banking Group’s Tier 1 capital)
AA/Aa2 and above	75
AA-/Aa3	70
A+/A1	60
A/A2	40
A-/A3	30
BBB+/Baa1 and below	15

Within the rating-contingent limit, credit exposures (of a non-capital nature and net of specific provisions) to non-bank connected persons shall not exceed 15 percent of the Banking Group’s Tier 1 capital.

For the purposes of this condition of registration, compliance with the rating-contingent connected exposure limit is determined in accordance with the Reserve Bank of New Zealand document entitled ‘Connected Exposure Policy’ (BS8) dated March 2005.

5.     That exposures to connected persons are not on more favourable terms (e.g. as relates to such matters as credit assessment, tenor, interest rates, amortisation schedules and requirement for collateral) than corresponding exposures to non-connected persons.

6.     That the board of the Bank contains at least two independent directors and that alternates for those directors, if any, are also independent. In this context an independent director (or alternate) is a director (or alternate) who is not an employee of the Bank, and who is not a director, trustee, or employee of any holding company (as that term is defined in section 5 of the Companies Act 1993) of the Bank, or any other entity capable of controlling or significantly influencing the Bank.

7.     That the chairperson of the Bank’s board is not an employee of the Bank.

8.     That the Bank’s constitution does not include any provision permitting a director, when exercising powers or performing duties as a director, to act other than in what he or she believes is the best interests of the company (i.e. the Bank).

9.     That a substantial proportion of the Bank’s business is conducted in and from New Zealand.

10.   That none of the following actions may be taken except with the consent of the Reserve Bank:

(i)    Any transfer to another person or entity (other than the Bank or any member of the Banking Group which is incorporated in, and operating in, New Zealand) of all or a material part of any business (which term shall include the customers of the business) carried on by the Bank (or any member of the Banking Group); and

(ii)   Any transfer or change by which all or a material part of the management, operational capacity or systems of the Bank (or any member of the Banking Group) is transferred to, or is to be performed by, another person or entity other than the Bank (or any member of the Banking Group which is incorporated in, and operating in, New Zealand); and

(iii)  Any action affecting, or other change in, the arrangements by which any function relating to any business carried on by the Bank (or any member of the Banking Group) is performed, which has or may have the effect that all or a material part of any such function will be performed by another person or entity other than the Bank (or any member of the Banking Group which is incorporated in, and operating in, New Zealand); and

(iv)  Any action that prohibits, prevents or restricts the authority or ability of the board of the Bank or any statutory manager of the Bank (or the board of any member of the Banking Group or any statutory manager of any member of the Banking Group) to have unambiguous legal authority and practical ability to control and operate any business or activity of the Bank (or any member of the Banking Group).

11.   That no appointment of any director, chief executive officer, or executive who reports or is accountable directly to the chief executive officer, shall be made in respect of the Bank unless:

(i)    The Reserve Bank has been supplied with a copy of the curriculum vitae of the proposed appointee, and

(ii)   The Reserve Bank has advised that it has no objection to that appointment.

12.  (i)     That the management of the Bank by its chief executive officer shall be carried out solely under the direction and supervision of the board of directors of the Bank.

(ii)   That the employment contract of the chief executive officer of the Bank shall be with the Bank. The chief executive officer’s responsibilities shall be owed solely to the Bank and the terms and conditions of the chief executive officer’s employment agreement shall be determined by, and any decision relating to the employment or termination of employment of the chief executive officer shall be made by, the board of directors of the Bank.

(iii)  That all staff employed by the Bank shall have their remuneration determined by (or under the delegated authority of) the chief executive officer of the Bank and be accountable (directly or indirectly) solely to the chief executive officer of the Bank.

13.  (i)     That no later than 31 December 2005 the Bank shall locate and continue to operate in New Zealand the Bank’s domestic system and the board of directors of the Bank will have legal and practical ability to control the management and operation of the domestic system.

(ii)   That in respect of the international system the board of directors of the Bank will, no later than 30 June 2007, have legal and practical ability to control the management and operation of the international system.

For the purposes of these conditions of registration, the term ‘Banking Group’ means ANZ National Bank Limited’s financial reporting group (as defined in section 2(1) of the Financial Reporting Act 1993).

For the purposes of these conditions of registration, the term ‘domestic system’ means all property, assets, systems and resources (including in particular (but without limitation) the management, administrative and information technology systems) owned, operated, or used, by the Bank supporting, relating to, or connected with:

(a)   the New Zealand dollar accounts and channels servicing the consumer banking market (but potentially also other customer segments); and

(b)   the general ledger covering subsidiary ledgers for (a) above, together with a daily updated summary of the subsidiary ledgers running on the international system; and

(c)   any other functions, operations or business of, or carried on by, the Bank (now or at any time in the future) that are not included in, or form part of, the international system;

other than property, assets, systems and resources that are not material to the domestic system, both individually and in aggregate.

For the purposes of these conditions of registration the term ‘international system’ means those systems of the Bank generally having one or more of the following characteristics:

(a)   supports foreign currency accounts/transactions;

(b)   supports cross-border trade, payments and other transactions;

(c)   supports businesses that operate in global markets;

(d)   supports accounts and transactions undertaken by institutions, corporates and banks;

(e)   used to manage large, volatile risk businesses which operate on a global basis;

(f)    used to service customers who conduct accounts and transactions with the Bank in multiple countries;

(g)   used by the non-Bank subsidiary companies.

ANZ NATIONAL BANK LIMITED AND SUBSIDIARY COMPANIES

CREDIT RATING INFORMATION

The Bank has two current credit ratings, which are applicable to its long-term senior unsecured obligations which are payable in New Zealand in New Zealand dollars. The credit ratings are:

Standard & Poor’s	AA-

Moody’s Investors Service	Aa3

The Standard & Poor’s revised rating was first issued on 11 September 1996. There have been no changes in the credit rating issued in the past two years ended 31 December 2006. The rating is not subject to any qualifications.

The Moody’s Investors Service rating was first issued on 31 July 2000. There have been no changes in the credit rating issued in the past two years ended 31 December 2006. The rating is not subject to any qualifications.

The following is a description of the major ratings categories by Ratings Agency:

Standard & Poor’s – Credit rating scale for long-term ratings:

Ratings scale	Description

AAA	Extremely strong capacity to pay interest and repay principal in a timely manner. Highest rating assigned.

AA	Very strong capacity to pay interest and repay principal in a timely manner. This differs from the highest rating only in a small degree.

A

Strong capacity to pay interest and repay principal in a timely manner, but may be more susceptible to the adverse effects of changes in circumstances and economic conditions than higher rated entities.

BBB

Adequate capacity to pay interest and repay principal in a timely manner, however adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to meet debt servicing commitments than higher rated entities.

BB

A degree of speculation exists with respect to the ability of an entity with this credit rating to pay interest and repay principal in a timely manner. Adverse business, financial, or economic conditions could impair the borrower’s capacity to meet debt service commitments in a timely manner.

B

Entities rated B are more vulnerable to adverse business, financial or economic conditions than entities in higher rating categories. Adverse business, financial or economic conditions will likely impair the borrower’s capacity or willingness to meet debt service commitments in a timely manner.

CCC

Entities rated CCC are currently vulnerable to default and are dependent on favourable business, financial and economic conditions to meet debt service commitments in a timely manner. In the event of adverse business, financial or economic conditions the entity is likely to default.

CC	Entities rated CC are currently highly vulnerable to non-payment of interest and principal.

C	Entities rated C have filed a bankruptcy petition or taken similar action, but payment of obligations are being continued.

D	D rated entities are in default. This is assigned when interest or principal payments are not made on the date due or when an insolvency petition or a request to appoint a receiver is filed.

Plus (+) or Minus (-): The ratings from ‘AA’ to ‘CCC’ may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

Moody’s Investors Service – Credit rating scale for long-term ratings:

Ratings scale	Description

Aaa

Judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as ‘gilt edged’. Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualised are most unlikely to impair the fundamentally strong position of such issues.

Aa

Judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high-grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risk appear somewhat larger than the Aaa securities.

A

Possess many favourable investment attributes and are to be considered as upper-medium-grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment some time in the future.

Baa

Considered as medium-grade obligations (i.e. they are neither highly protected nor poorly secured). Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

Ba

Judged to have speculative elements; their future cannot be considered as well-assured. Often the protection of interest and principal payments may be very moderate, and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterises bonds in this class.

B	Generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

Caa	These bonds are of poor standing. Such issues may be in default or there may be present elements of danger with respect to principal or interest.

Ca	Represent obligations which are speculative in a high degree. Such issues are often in default or have other marked shortcomings.

C	These are the lowest rated class of bonds, and issues so rated can be regarded as having extremely poor prospects of ever attaining any real investment standing.

Moody’s Investors Service bond ratings, where specified, are applied to financial contracts, senior bank obligations and insurance company senior policyholder and claims obligations with an original maturity in excess of one year.

Moody’s Investors Service applies numerical modifiers 1, 2 and 3 in each generic rating classification from ‘Aa’ through ‘Caa’. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

ANZ NATIONAL BANK LIMITED AND SUBSIDIARY COMPANIES

DIRECTORS’ STATEMENT for the three months ended 31 December 2006

Directors’ Statement

As at the date on which this General Short Form Disclosure Statement is signed, after due enquiry, each Director believes that:

•      The Short Form Disclosure Statement contains all the information that is required by the Registered Bank Disclosure Statement (Off-Quarter – New Zealand Incorporated Registered Banks) Order 2005;

•      The Short Form Disclosure Statement is not false or misleading.

Over the three months ended 31 December 2006, after due enquiry, each Director believes that:

•      ANZ National Bank Limited has complied with the Conditions of Registration;

•      Credit exposures to connected persons were not contrary to the interests of the Banking Group;

•      ANZ National Bank Limited had systems in place to monitor and control adequately the Banking Group’s material risks, including credit risk, concentration of credit risk, interest rate risk, currency risk, equity risk, liquidity risk and other business risks, and that those systems were being properly applied.

This General Short Form Disclosure Statement is dated, and has been signed by or on behalf of all Directors of the Bank on, 15 February 2007. On that date, the Directors of the Bank were:

Dr R J Edgar

N M T Geary, CBE

G K Hodges

J McFarlane, OBE

R A McLeod

P R Marriott

Sir Dryden Spring

ANZ NATIONAL BANK LIMITED AND SUBSIDIARY COMPANIES

INDEPENDENT REVIEW REPORT for the three months ended 31 December 2006

Independent Review Report to the Directors of ANZ National Bank Limited

We have reviewed the interim financial statements, including supplementary information, for the three months ended 31 December 2006 set out on pages 3 to 30.

The interim financial statements and supplementary information provide information about the past financial performance and financial position of ANZ National Bank Limited and its subsidiary companies (the ‘Banking Group’). This information is stated in accordance with accounting policies set out on page 7.

Directors’ responsibilities

The Directors are responsible for the preparation of interim financial statements and supplementary information which gives a true and fair view of the financial position of the Banking Group as at 31 December 2006 and the results of its operations and cash flows for the three months ended on that date.

Reviewers’ responsibilities

It is our responsibility to independently review the interim financial statements including supplementary information presented by the Directors and state whether anything has come to our attention that would cause us to believe that the interim financial statements or supplementary information do not present a true and fair view of the matters to which they relate.

Basis of statement

Our review has been conducted in accordance with the Review Engagement Standards issued by the New Zealand Institute of Chartered Accountants. A review is limited primarily to enquiries of Banking Group personnel and analytical review procedures applied to financial data, and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Statement

Based on our review nothing has come to our attention that would cause us to believe that the interim financial statements or supplementary information do not present a true and fair view of the matters to which they relate.

Our review was completed on 15 February 2007 and our statement is made as at that date.

Wellington